UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

As of January 28, 2010

RiT TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒               Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐               No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Report on Form 6-K is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-07510, 333-07512, 333-08206, 333-13656, 333-90750 and 333-117646) and Form F-3 (File No. 333-118354), to be a part thereof from the date on which this report is submitted, to the extent not superceded by documents or reports subsequently filed or furnished.

CONTENTS

As required by the Israeli Companies Regulations (Relief for Interested Party Transaction), 2000 (the “Relief Regulations”), as promulgated under the Israeli Companies Law, 1999 (the “Companies Law”), RiT Technologies Ltd. (the “Company”) hereby reports the following transaction:

Background

As previously reported, on June 11, 2009 the Company has entered into a Loan Agreement with Stins Coman Incorporated, its controlling shareholder. In the regular course of requesting from Stins Coman additional part of the loan under said Loan Agreement, Stins has approached Newcon International Ltd., (“Newcon”) a Canadian corporation affiliated with Stins Coman, for assisting the Company by granting it a short term loan in the sum of US$ 250,000. To that end, the Company has determined to enter into an additional short term Loan Agreement with Newcon.

The Transaction

Under the short term Loan Agreement with Newcon, Newcon will lend the Company and the Company will Borrow from Newcon a sum of US$ 250,000 (the “Loan Amount”), for a maximum term of three months (the “Term”).  The Loan Amount shall bear no interest during its Term (no interest if the Loan amount is repaid on time, but a penalty interest is imposed in case of lateness in repaying the Loan Amount).

About Newcon

Newcon is a Canadian company engaged in producing and supplying the market with optical systems and other products.

Newcon is affiliated with Stins Coman Incorporated, the controlling shareholder of RiT, due to the fact that Stins Coman holds 46% of the issued and outstanding share capital of Newcon, and Mr. Sergey Anisimov, RiT’s Chairman of the Board of Directors, also holds the office of director in Newcon.

Notice to Shareholders

In light of the relationship between Newcon and STINS COMAN, the transaction may be deemed an “extraordinary transaction” of the Company in which the “controlling shareholder” of the Company has a “personal interest” (as such terms are defined in the Israeli Companies Law). Accordingly, the Company’s Audit Committee and Board of Directors approved the transaction and, rather than seeking shareholder approval, determined to rely on the Relief Regulations.

In accordance with the Relief Regulations, a shareholder(s) holding at least 1% of the Company’s outstanding shares may demand, by sending a written request to the Company’s principal offices (RiT Technologies Ltd., 24 Raoul Wallenberg Street, Tel Aviv 69719, Israel, Attn.: VP Finance) no later than February 10, 2010, that the Company convene a shareholder’s meeting to approve the said transaction

A copy of the contract is attached hereto as exhibit 99.1 and is incorporated herein by reference.

On January 26, 2010, RiT Technologies Ltd. (the “Company”) announced that Ms. Simona Green, RiT’s VP Finance  since 2003, has communicated her intention to step down from her position on February 26, 2010 to pursue other opportunities, and that the Company has named Mr. Eyran Ayzik to become its new CFO on March 1st.

A copy of the press release is attached as Exhibit 99.2, which is attached hereto and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RiT TECHNOLOGIES LTD.

Date: January 28, 2010	By:	/s/ Avi Kovarsky
Avi Kovarsky
CEO

EXHIBIT INDEX

Exhibit 99.1 – NEWCON LOAN AGREEAMENT

Exhibit 99.2 - RiT TECHNOLOGIES NAMES EYRAN AYZIK AS NEW CFO